October 10, 2007

Mail Stop 4561

Mr. H. William Willoughby
Principal Financial Officer
Capital Realty Investors IV Limited Partnership
11200 Rockville Pike
Rockville, MD 20852

Re:     **Capital Realty Investors IV Limited Partnership**
        **Form 10-KSB for the year ended December 31, 2006**
        **Filed April 12, 2007**
        **File No. 0-13523**

Dear Mr. Willoughby:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant